FORMULA SYSTEMS (1985) LTD.
5 HaPlada Street, Or Yehuda 60218, Israel

December 1, 2011

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 8, 2012

Formula Systems (1985) Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Formula Systems (1985) Ltd., to be held at 10:00 a.m. (Israel time) on Sunday, January 8, 2012, at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel, for the following purposes:

1.	To re-elect three directors for terms expiring at our next Annual General Meeting of Shareholders;

2.
To approve certain amendments to our Articles of Association to reflect recent amendments to the Israeli Companies Law, 5759-1999, or the Companies Law, the Israeli Securities Law, 5728-1968, or the Securities Law and certain other matters;

3.	Subject to the approval of Item 2, to approve a form of indemnification and exculpation letter for directors and officers;

4.
Subject to their re-election pursuant to Item 1, to approve the compensation to be paid to two directors who currently do not receive compensation as directors and the compensation of our director who serves as the Audit Committee Financial Expert; and

5.
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2011 and until the next annual general meeting of shareholders.

In addition, members of our management will be available to review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2010.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on December 5, 2011 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the meeting  to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 5 HaPlada Street, Or Yehuda, 60218, Israel, Attention: Corporate Secretary.

Sincerely,

Guy Bernstein
Chief Executive Officer

FORMULA SYSTEMS (1985) LTD.
5 HaPlada Street, Or Yehuda 60218, Israel
+972-3-538-9487

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Formula Systems (1985) Ltd. to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Sunday, January 8, 2012, at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting and the enclosed proxy card are being distributed to shareholders and holders of our ADRs on or about December 8, 2011.

Solicitation of Proxies

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder's shares are held via our Israeli registrar for trading on the Tel-Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to our offices at 5 Haplada Street, Or Yehuda, Israel, Attention: Chief Financial Officer, together with a proof of ownership ("ishur baalut"), as of the Record Date, as defined below, issued by his broker. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The Chairman of the Meeting may waive the requirement of deposit of the proxy 48 hours before the Meeting.

Under the terms of the Deposit Agreement among us and The Bank of New York Mellon, as Depositary, and the holders of our American Depositary Receipts, or ADRs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of shares represented by ADRs in accordance with the instructions provided by the holders of ADRs to the Depositary. If no instructions are received by the Depositary from any holder of ADRs with respect to any of the Shares represented by the ADRs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary shall vote the shares represented by such ADRs in accordance with the recommendations of the board of directors of the Company as advised by the Company in writing, except that the Depositary shall not vote that amount of such Deposited Securities with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide that information as promptly as practicable in writing, if applicable) that (x) the Company does not wish the Depositary to vote those Deposited Securities, or (y) the matter materially and adversely affects the rights of holders of shares.

Proxies are being distributed to shareholders on or about December 4, 2011. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, emails, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Record Date; Outstanding Voting Securities; Voting Rights

We have, authorized and outstanding, one class of equity securities, designated ordinary shares, nominal value of NIS 1.00 per share. We had outstanding, on November 30, 2011, 14,139,840 ordinary shares, which do not include 24,780 ordinary shares that we purchased in 2002. All of the ordinary shares have equal voting rights. However, under applicable Israeli law, the shares that are held by the Company have no voting rights and, therefore, are excluded from the number of the Company's outstanding shares. In addition, out of the 14,139,840 ordinary shares outstanding, 803,880 ordinary shares, or the Option Shares, were issued to the Company's Chief Executive Officer upon exercise of options, and as of the date of this proxy statement, do not confer upon their holder voting rights in accordance with the terms of the grant. Therefore, at the Meeting, 13,335,960 ordinary shares are entitled to vote.

Only shareholders of record at the close of business on December 5, 2011, or the Record Date, will be entitled to notice of, and to vote at, the Meeting

The holders of twenty-five percent (25%) of the outstanding Ordinary Shares present in person or by proxy and entitled to vote will constitute a quorum at the Meeting. If within one hour from the time established for the commencement of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place. If at such reconvened meeting a quorum is not present within half an hour from the time appointed for holding the meeting, two (2) members present in person or by proxy, shall constitute a quorum.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the appointment of the independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  Each proposal details the voting majority required in order for such resolution to be adopted.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from our principal shareholder, Asseco Poland S.A., or Asseco, which holds approximately 51.2% of our 13,335,960 issued and outstanding ordinary shares eligible to vote at the Annual Meeting (which does not include the Option Shares, which cannot be voted at the Annual Meeting), that it presently intends to vote for all of the nominees for directorship and in favor of all of the other proposals to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of November 30, 2011 regarding the beneficial ownership by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares and (ii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Asseco Poland S.A. (3)	6,823,602		48.3%
Menora Mivtachim Holdings Ltd.(4)	1,234,479	(4)	8.7%
Clal Insurance Enterprises Holdings Ltd.(5)	1,205,921		8.5%
Harel Insurance Investments & Financial Services Ltd. (6)	754,375		5.3%
All directors and executive officers as a group (6 persons)(7)	-		*

* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 14,139,840 ordinary shares issued and outstanding as of November 30, 2011.

(3)	Based on the Schedule 13D filed by Asseco with the SEC on January 6, 2010. The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland.

(4)
Based on Amendment No. 4 to the Schedule 13D filed with the SEC by Menora Mivtachim Holdings Ltd., or Menora Holdings, on September 16, 2010, or the Menora 13D.  According to the Menora 13D, (i) Menora Holdings is a holding company incorporated under the laws of the State of Israel, whose shares are traded on the Tel Aviv Stock Exchange and (ii) 61.9% of Menora Holding’s outstanding shares are held, directly and indirectly, by Mr. Menahem Gurevitch and 38.1% of the outstanding shares of Menora Holdings are held by the public.  In addition, the Menora 13D states that the shares reported as beneficially owned by Menora Mivtachim Holdings Ltd., referred to as Menora Holdings, are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by wholly-owned subsidiaries of Menora Holdings, each of which operates under independent management and makes independent voting and investment decisions.  The address of Menora Holdings’ principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

(5)
Based on Amendment No. 5 to Schedule 13G of Clal Insurance Enterprises Holdings Ltd., or Clal, filed on February 14, 2011, or the Clal 13G.  Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat may, by reason of their interests in, and relationships among them, be deemed to control Clal and Clal Finance Ltd., or Clal Finance.  Of the 1,205,921 Ordinary Shares, 1,030,022 Ordinary Shares are beneficially owned by Clal of which (i) 1,029,972 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions and (ii) 50 Ordinary Shares are held by third-party client accounts managed by Clal Finance‘s wholly owned subsidiary, Clal Finance Batucha Investment Management Ltd., as portfolio managers, which operates under independent management and makes investment decisions independent of Clal and Clal Finance and has no voting power in the securities held in such client accounts. In addition, 175,899 Ordinary Shares are beneficially owned by Clal Finance Ltd. but are not held for its own account. Consequently, Clal and Clal Finance disclaim beneficial ownership of these Ordinary Shares.  Clal is publicly traded on the TASE. Based on publicly available information, the controlling shareholder of Clal Insurance is IDB Development Corporation Ltd. (which owns 56% of Clal Insurance), while Bank Hapoalim Ltd. holds a 10% interest in Clal Insurance. Clal Insurance’s principal business address is 48 Menachem Begin Street, Tel-Aviv 66180, Israel.

(6)
Based on Amendment No. 1 to Schedule 13G of Harel Insurance Investments & Financial Services Ltd., or Harel, filed on February 14, 2011, or the Harel 13G.  Pursuant to the Harel 13G, of the 754,375 Ordinary Shares beneficially owned by Harel (i) 633,196 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 121,179 Ordinary Shares are beneficially held for its own account.  The address of Harel is Harel House; 3 Aba Hillel Street, Ramat Gan 52118, Israel.

(7)
In April 2010 and in May 2011, Guy Bernstein, the Company's Chief Executive Officer exercised options to purchase 260,040 and 543,840 Ordinary Shares, respectively, previously granted to him, in connection with his service agreement. However, in accordance with the terms of the grant, the Ordinary Shares are deposited with a trustee and Mr. Bernstein is not permitted to vote or dispose of them until the shares are released from the trust, on such terms described in the grant letter.

I.     RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

According to the Companies Law and our Articles of Association, the management of our business is vested in our board of directors.  The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our articles of association provide that we may have no fewer than three and no more than 11 directors, as may be determined from time to time at a general meeting of shareholders.  Our Board of Directors currently consists of five directors, including two external directors appointed in accordance with the Companies Law.  Our directors, other than the external directors, are elected at each annual general meeting of shareholders.  All the members of our Board of Directors may be re-elected upon completion of their term of office (note that the re-election of our external directors is subject to certain conditions set forth in the Companies Law and regulations promulgated thereunder).  Our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our articles of association.

We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director.  We do not have any understanding or agreement with respect to the future election of any of the nominees named.

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

The following nominees, all of whom currently serve as directors of the Company and whose relevant information and professional background is provided below, have advised the Company that they are willing, able and ready to continue to serve as directors if re-elected.

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the three (3) nominees named below as directors.

Marcin Rulnicki (age 36) has served as one of our directors since November 2010.  Since September 2009, Mr. Rulnicki has been employed at Asseco as Corporate Finance Manager, and is responsible for the financial aspects of international acquisitions and supervises foreign companies operating within Asseco Group.  Mr. Rulnicki is a member of Asseco Group Board of Directors and a member of the supervisory board of matrix42 A.G.  Since July 2008, he has also run an independent consulting business, which has participated in investment and restructuring projects. From August 2006 to July 2008, Mr. Rulnicki served as Executive Officer of Zachodni Fundusz Inwestycyjny NFI S.A., an investment fund listed on the Warsaw Stock Exchange, where he was responsible for strategic and operational management of the fund (including its restructuring group) and for communications with the capital markets.  In such role, he also managed the fund’s investment projects.  Prior to such time, from 2002 to 2006, Mr. Rulnicki worked at Heitman Financial, a company specializing in the management of investment funds for real estate, where he led the team responsible for financial SPVs investing in real estate in Central and Eastern Europe.  From 2000 to 2002, Mr. Rulnicki worked as an auditor in Arthur Andersen and then in Ernst & Young.  Mr. Rulnicki is a graduate of Poznan University of Economics (the faculty of Management), where he earned a Master of Economics degree, with a specialization in Capital Investment and Financial Strategies.  He is also a statutory auditor.

Marek Panek (age 43) has served as one of our directors since November 2010.  Since January 2007, Mr. Panek has served as Vice President of the Management Board and Director of the Sales Coordination and Partners Co-operation Department of Asseco, where he supervises the Marketing Department, PR & IR Department and the Office of EU projects.  Mr. Panek also holds several other positions at Asseco and its affiliates, including Chairman of the Board of Asseco DACH (since August 2008), director of Sintagma UAB (since July 2008), Chairman of the Board of Asseco Resovia S.A. (since August 2010) and member of the Supervisory Board of Asseco Central Europe, a.s .(since November 2009).  During 2007-2008, Mr. Panek served as the Chairman of the Management Board of Asseco SEE and President of the Board of Asseco Romania.  Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996); Marketing Director (from October 1996 to March 2003); Sales and Marketing Director (from April 2003 to March 2004); and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007).  Prior to joining Asseco, Mr. Panek was employed at the Department of Electronics in Gantel Sp. z o.o. from 1993 to 1995.  Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having earned a Master of Engineering degree.

Dafna Cohen (age 41) has served as one of our directors since October 2009 and a member of our audit committee since  January 2011. Ms.Cohen also serves as director of XTL Biopharmaceuticals Ltd. and Inventech Central Ltd. Ms Cohen served as Director of Treasury of MediaMind Technologies from 2010 until 2011. Prior to that, Ms.Cohen served as a director of investments and treasurer of Emblaze from 2005 to 2009. Prior to that, Ms. Cohen served as an investment manager for Leumi Partners and as a department manager at the derivatives sector and a foreign securities dealer of Bank Leumi. Ms. Cohen holds an M.B.A.in finance and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem.

In addition to the above nominees, the Company has two external directors as mandated by the Companies Law, each of whom was appointed to hold office until October 2012. Following is their biographical information:

Dr. Ronnie Vinkler (age 65) has served as one of our external directors and as a member of our audit committee since March 2007. Dr. Vinkler is an independent business development and management analysis consultant. From 2003 until 2009, Dr. Vinkler also served as a director of Kaman Capital Ltd. From 2002 until 2003, Dr. Vinkler served as general manager of Icom Mobile (Israel). From 2000 to 2002, he served as general manager of B.I.S. Advanced Software Solutions Ltd. Since 2003, Dr. Vinkler has overseen business development for several companies including Tesnet and Aman Computers. Dr. Vinkler holds a B.Sc. degree in aeronautical engineering and industrial engineering and management from the Technion, Israel Institute of Technology, and an M.Sc. and Ph.D in aeronautical engineering from Caltech, California Institute of Technology.

Ofer Lavie (age 66) has served as one of our external directors and as a member of our audit committee since March 2007. Mr. Lavie is an independent financial business development consultant.  From 1999 to 2005, Mr. Lavie served as the chief financial officer of Metalink Ltd., a public company listed on the NASDAQ Global Market and the TASE. Mr. Lavie also currently serves as a director of Yozma Pension Fund for Self Employed Ltd. a member of the Migdal Group companies. Mr. Lavie also serves as a director of Alpa Cosmetics Ltd. and as an external director of each of Procognia (Israel) Ltd. and Shaniv Paper Industries Ltd., public companies listed on the TASE. In addition, Mr. Lavie serves as the chief executive officer of the CFO Forum Education Center in Israel. Mr. Lavie holds a B.Sc. degree in economics from Tel Aviv University.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-elect Messrs. Marcin Rulnicki and Marek Panek and Ms. Dafna Cohen as directors of the Company.”

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the approval of the foregoing resolution.

II.     APPROVAL OF AMENDMENTS TO OUR ARTICLES OF ASSOCIATION
(Item 2 on the Proxy Card)

Under the Companies Law, an amendment to a company’s articles of association must be approved by the shareholders.  We propose to amend several provisions of our Articles of Association, as described below.  If the proposed amendments are approved at the Meeting, we will amend and restate our Articles of Association.  Set forth below is a brief description of the background to the proposed amendments to our Articles of Association.

Amendments to the Articles of Association to Update and Conform them to Recent Amendments to the Companies Law and other general amendments

In recent years, the Companies Law has undergone several amendments.  Most recently, in March 2011, the Israeli Parliament adopted Amendment No. 16 to the Companies Law, which implements a comprehensive reform in the corporate governance of Israeli companies.

In order to conform our existing Articles of Association to the Companies Law as currently in effect, particularly following Amendment No. 16, and to update them to conform to current laws and regulatory requirements and other customary practices, we propose to amend Sections 4, 20, 25, 32, 36, 39, 44, 46, 57 and 62 of our Articles of Association in the manner set forth on Appendix A1 hereto.  The words proposed to be added to such sections are highlighted in boldface font and underlined, and the words proposed to be deleted from such sections are indicated by strikethrough.

Amendments to Conform the Articles of Association to Recent Amendment to the Securities Law

A recent amendment to the Securities Law authorizes the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Securities Law and the regulations promulgated thereunder.  These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time.  The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1.0 million, plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1.0 million, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Securities Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance.  Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company’s articles of association but monetary sanctions imposed on an officer may not be reimbursed.

To enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, including, among other things, indemnification and insurance in connection with administrative proceedings following the recent amendment to the Securities Law, described above, we propose to amend Section 63 of our Articles of Association in the manner set forth on Appendix A2.  The words proposed to be added to such sections are highlighted in boldface font and underlined, and the words proposed to be deleted from such sections are indicated by strikethrough.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed amendments to the Articles of Association of the Company, as set forth on Appendix A1 and Appendix A2 to the proxy statement for the Annual General Meeting of Shareholders, be, and hereby are, approved and adopted.”

Under to the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing amendment to our articles of association.

The Board of Directors recommends a vote FOR the foregoing resolution.

III.     APPROVAL OF A FORM OF INDEMNIFICATION AND EXCULPATION LETTER FOR DIRECTORS AND OFFICERS
(Item 3 on the Proxy Card)

The Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to undertake in advance to indemnify and exempt our directors and officers, subject to certain conditions and limitations.  In the past, our Audit Committee, Board of Directors and shareholders approved the award of indemnification and exculpation letters to all our directors and officers (including directors and officers who may be deemed to be controlling shareholders, within the meaning of the Companies Law).

In light of the recent amendments to the Securities Law described in Item 2 above, and provided that Section 63 of our Articles of Association is amended as proposed in Item 2 above, we propose to amend our form of indemnification and exculpation letter to ensure that our directors and officers are afforded protection to the fullest extent permitted by law as currently in effect.  The form of the amended indemnification and exculpation letter is attached hereto as Appendix B.  Under the proposed form of indemnification and exculpation letter, the total amount of indemnification that we may pay may not exceed an amount equal to 25% of our shareholders equity in the aggregate, calculated with respect to each of our directors and officers.

Our Audit Committee and Board of Directors believe that approval of the form of indemnification and exculpation letter is in our company’s best interest as it will enable us to attract and retain highly qualified directors and officers from time to time.

Under the Companies Law, an undertaking to indemnify or exempt an office holder requires the approval of the audit committee and board of directors, and if the office holder is a director, also the shareholders, in that order.  The proposed form of amended indemnification and exculpation letter attached as Appendix B was approved by our Audit Committee on August 16, 2011 and by our Board of Directors on August 18, 2011.

It is therefore proposed that at the Meeting the following resolutions be adopted:

RESOLUTION 3: “RESOLVED, that the form of indemnification and exculpation letter, attached as Appendix B to the proxy statement for the Annual General Meeting of Shareholders, for directors or officers of the Company serving in such capacity from time to time, be, and hereby is, approved and adopted.”

The approval of Resolution 3 requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

The Board of Directors recommends a vote FOR the foregoing resolutions.

IV.     APPROVAL OF THE PAYMENT OF DIRECTORS’ COMPENSATION TO TWO DIRECTORS WHO HAVE NOT BEEN PAID SUCH CONSIDERATION TO DATE AND THE PAYMENT OF DIRECTORS’ COMPENSATION TO OUR AUDIT COMMITTEE FINANCIAL EXPERT
(Item 4 on the Proxy Card)

At the Meeting, and subject to their re-election to the Board of Directors pursuant to Item 1 above, shareholders will be asked to approve the payment to each of Messrs. Marcin Rulnicki and Marek Panek of the following amounts, which are identical to the amounts paid to our other directors.  Since their election to the Board of Directors, Messrs. Rulnicki and Panek have not been paid any directors’ compensation.  Our Audit Committee and our Board of Directors have approved such compensation.

Our non-employee directors (other than the Audit Committee Financial Expert) receive annual compensation comprised of (i) an annual cash remuneration; and (ii) a participation fee for every meeting of the Board of Directors or its committees in which the director participates. The amount of compensation shall be equal to the average between the "fixed amount" and the "maximum amount" set out in the Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002 in accordance with the applicable type of company degree. The payment for telephone meetings (or a meeting held by other similar means) is equal to 60% of the abovementioned compensation, and payment for written resolutions is equal to 50% of the abovementioned compensation.

In addition, at the Meeting, and subject to her re-election to the Board of Directors pursuant to Items 1 above, shareholders will be asked to approve the compensation of Ms. Dafna Cohen, who has been designated by our Board of Directors as our “Audit Committee Financial Expert” as defined by applicable SEC regulations, equal to that of our previous Audit Committee Financial Expert.  Previously, Dr. Shlomo Nass, who had been designated as our Audit Committee Financial Expert was paid (i) an annual cash remuneration; and (ii) a participation fee, at the maximum amount set out in the Outside Directors Regulations which apply to Expert Outside Directors, in accordance with the applicable company degree. The payment for telephone meetings (or a meeting held by other similar means) is equal to 60% of the abovementioned compensation, and payment for written resolutions is equal to 50% of the abovementioned compensation. Dr. Nass resigned from our board of directors and our board of directors determined that Ms. Dafna Cohen would be designated as our Audit Committee Financial Expert.  Our Audit Committee and our Board of Directors have approved such compensation.

It is therefore proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that each of Messrs. Marcin Rulnicki and Marek Panek be paid directors’ compensation identical to the compensation paid to the other directors of the Company.”

“RESOLVED, that Ms. Dafna Cohen, the Company’s Audit Committee Financial Expert, be paid directors’ compensation at the maximum amount applicable to Expert Outside Directors.”

Pursuant to the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

V.           APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 5 on the Proxy Card)

At the Meeting, shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2011 and until the next annual general meeting of shareholders, pursuant to the recommendation of our Audit Committee and Board of Directors.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants.

In accordance with applicable law and our Articles of Association, our Board of Directors has delegated to our Audit Committee the authority to determine the remuneration of Kost Forer Gabbay & Kasierer according to the volume and nature of their services.  With respect to fiscal year 2010, we (including subsidiaries) paid Kost Forer Gabbay & Kasierer approximately $600,000 for audit services and approximately $88,000 for tax services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the independent registered public accountants of Formula Systems (1985) Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2011 and until its next annual general meeting of shareholders, be and hereby is ratified and approved.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

Review And Discussion of Auditor’s Report And Consolidated Financial Statements

At the Meeting, our auditor’s report and consolidated financial statements for the year ended December 31, 2010 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.

Our annual report on Form 20-F for the year ended December 31, 2010, including the auditor’s report and our audited consolidated financial statements for the year ended December 31, 2010, which was filed with the Securities and Exchange Commission on March 18, 2011, together with the amendment thereof filed with the Securities and Exchange Commission on June 14, 2011, is available through the EDGAR website of the Securities and Exchange Commission at www.sec.gov.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

Guy Bernstein
Chief Executive Officer
Dated: December 1, 2011

Appendix A1

4.           Share Capital

The share capital of the Company is Twenty Five Million New Israeli Shekels (NIS 25,000,000) divided into Twenty Five Million (25,000,000) Ordinary Shares of a nominal value of One New Israeli Shekel (NIS 1.00) each. The Ordinary Shares confer upon their holders the rights described in these Articles.

20.          Record Date for General Meetings and other actions

 (a)      Notwithstanding any provision to the contrary in these Articles, for the determination of the members entitled to receive notice of and to participate in and vote at a General Meeting, or to express consent to or dissent from any corporate action in writing, the Board of Directors may fix, in advance, a record date, which, subject to applicable law, shall not be earlier than forty (40) days prior to the General Meeting or other action, as the case may be, nor later than four (4) days prior to the General Meeting or other action, as the case may be. No persons other than holders of record of shares as of such record date shall be entitled to notice of and to participate in and vote at such General Meeting, or to exercise such other right, as the case may be. A determination of members of record with respect to a General Meeting shall apply to any adjournment of such meeting, provided that the Board of Directors may fix a new record date for an adjourned meeting.

(b)                        Any shareholder or shareholders of the Company holding, at least one percent (1%) of the voting rights in the issued share capital of the Company may, pursuant to the Companies Law, request that the Board of Directors include a subject in the agenda of a General Meeting to be held in the future. Any such request must be in writing, must include all information related to subject matter and the reason that such subject is proposed to be brought before the General Meeting and must be signed by the shareholder or shareholders making such request. In addition, subject to the Companies Law and the provisions of Article 39, the Board of Directors may include such subject in the agenda of a General Meeting only if the request has been delivered to the Secretary of the Company not later than sixty (60) days and not more than one hundred and twenty (120) days prior to the General Meeting in which the subject is to be considered by the shareholders of the Company. Each such request shall also set forth: (a) the name and address of the shareholder making the request; (b) a representation that the shareholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting; (c) a description of all arrangements or understandings between the shareholder and any other person or persons (naming such person or persons) in connection with the subject which is requested to be included in the agenda; and (d) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided. Furthermore, the Board of Directors, may, in its discretion to the extent it deems necessary, request that the shareholders making the request provide additional information necessary so as to include a subject in the agenda of a General Meeting, as the Board of Directors may reasonably require.

25.          Notice of General Meetings

(a)         Not less than twenty-one (21) days’ prior notice, or thirty-five (35) days’ prior notice to the extent required under regulations promulgated under the Companies Law, shall be given of every General Meeting. Each such notice shall specify the place and the day and hour of the meeting and the general nature of each item to be acted upon thereat, said notice to be given to all members who would be entitled to attend and vote at such meeting. Anything therein to the contrary notwithstanding, with the consent of all members entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice than hereinabove prescribed has been given.

(b)         The accidental omission to give notice of a meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such meeting.

(c)         Notwithstanding anything to the contrary in this Article 255, and subject to any applicable stock exchange rules or regulations, notice of general meetings does not have to be delivered to shareholders, and notice by the Company of a General Meeting which is published in two daily newspapers in Israel shall be deemed to have been duly given on the date of such publication to any shareholder whose address as listed in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel, and notice by the Company of a General Meeting which is published in one daily newspaper in New York, New York, USA or in one international wire service shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located outside of Israel.

The Company is not required to give notice under Section 69(b) of the Companies Law.

(b)   The Company’s notice of every General Meeting shall be published in two (2) newspapers in Israel as specified on Section 62(d) and as shall be required by the applicable law.

32.          Voting Rights

(a)        No member shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by him in respect of his shares in the Company have been paid, but this Article shall not apply to separate General Meetings of the holders of a particular class of shares pursuant to Article 6(b).

(b)   A company or other corporate body being a member of the Company may, by resolution of its Directors or any other managing body thereof, authorize any person to be its representative at any meeting of the Company. Any person so authorized shall be entitled to exercise on behalf of such member all the power which the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to him.

(c)   Any member entitled to vote may vote either personally or by proxy (who need not be a member of the Company), or, if the member is a company or other corporate body, by a representative authorized pursuant to Article 32(b).

(d)   If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

36.          Exercise of Powers of Directors

(a)      A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors.

(b)      A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

(c)       A resolution in writing signed by all Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Board of Directors or to which all such Directors have given their consent (by letter, telegram, telex, facsimile, e-mail or otherwise)), or their oral consent by telephone (provided that a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors duly convened and held.

39.          Election and Removal of Directors

(a)       If at any time, the Company shall be required to appoint independent or external directors such as a public director or directors of any other type as may be required by law (“External Directors”) such Directors shall serve on the Board according to the number required by law. External Directors will be appointed and removed pursuant to, and shall be governed by, the relevant provisions of the law which applies to External Directors. If permitted by applicable law, External Directors will be appointed by the Board.

(b)       The members of the Board of Directors shall be called Directors, and other than External Directors (who will be chosen and appointed, and whose term will expire, in accordance with applicable law) they shall be appointed in accordance with the provisions of this Article.

(c)       Nominations for the election of Directors may be made by the Board of Directors or a committee appointed by the Board of Directors or by any shareholder holding at least 1% of the outstanding voting power in the Company. However, and without limitation of Section 63 of the Companies Law, any such shareholder may nominate one or more persons for election as Directors at a General Meeting only if a written notice of such shareholder’s intent to make such nomination or nominations has been given to the Secretary of the Company not later than (i) with respect to an election to be held at an Annual General Meeting of shareholders, ninety (90) days prior to the anniversary date of the immediately preceding annual meeting, and (ii) with respect to an election to be held at a Special General Meeting of shareholders for the election of Directors, at least ninety (90) days prior to the date of such meeting. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; and (d) the consent of each nominee to serve as a Director of the Company if so elected and a declaration signed by each of the nominees declaring that there is no limitation under the Companies Law for the appointment of such a nominee and that all the information that is required under the Companies Law to provided to the Company in connection with such an appointment has been provided. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure. The Directors so elected shall serve until the next Annual General Meeting at which such Director was appointed. The shareholders shall be entitled to remove any Director(s) from office.

44.          Conflict of Interests

Subject to the provisions of the Companies Law, the Company may enter into any contract or otherwise transact any business with any Director in which contract or business such Director has a personal interest, directly or indirectly; and may enter into any contract or otherwise transact any business with any third party in which contract or business a Director has a personal interest, directly or indirectly.

46.          Meetings

    (a)   The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Board of Directors think fit. Notice of meetings of the Board of Directors shall be sent to each Director at the last address that the Director provided to the Company, or via telephone, facsimile or email message.

    (b)   Any Director may at any time, and the Secretary, upon the request of such Director, shall, convene a meeting of the Board of Directors, but not less than two (2) days’ notice (oral or written) shall be given of any meeting so convened. The failure to give notice to a Director in the manner required hereby may be waived by such Director and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid.

57.          Auditors

The outside auditor(s) of the Company shall be appointed by resolution of the Company’s shareholders at the General Meeting and shall serve until its/their re-election, removal or replacement by subsequent resolution. The authorities, rights and duties of the outside auditor(s) of the Company, shall be regulated by applicable law, provided, however, the Board of Directors shall have the power and authority to either fix the remuneration of the auditor(s) or delegate such power to the audit committee of the Board of Directors.

62.          Notices

(a)       Any written notice or other document may be served by the Company upon any member either personally, or by facsimile transmission, or by sending it by prepaid mail (airmail or overnight air courier if sent to an address on a different continent from Israel) addressed to such member at his address as described in the Register of Members or such other address as he may have designated in writing for the receipt of notices and other documents. Any written notice or other document may be served by any member upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company, or by facsimile transmission, or by sending it by prepaid registered mail to the Company at its Registered Address. Any such notice or other document shall be deemed to have been served (i) in the case of mailing, two (2) business days after it has been posted (seven (7) business days if sent internationally), or when actually received by the addressee if sooner than two days or seven days, as the case may be, after it has been posted; (ii) in the case of overnight air courier, on the third business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three business days after it has been sent; (iii) in the case of personal delivery, on the date such notice was actually tendered in person to such member (or to the Secretary or the General Manager); or (iv) in the case of facsimile transmission, the date on which the sender receives automatic electronic confirmation by the recipient’s facsimile machine that such notice was received by the addressee. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article  62(a).

    (b)   All notices to be given to the members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Members, and any notice so given shall be sufficient notice to the holders of such share.

    (c)   Any member whose address is not described in the Register of Members, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

    (d)   Notwithstanding any contrary provision herein, notice by the Company which is published in two daily newspapers in Israel, if at all, shall be deemed to have been duly given to any member whose address as registered in the Register of Members is located in the State of Israel. The mailing or publication date and the date of the meeting shall be counted as part of the days comprising any notice period.

Appendix A2

63.          Exemption, Indemnity and Insurance

    (a)   For purposes of these Articles, the term “Office Holder” shall mean every Director and every officer of the Company, including, without limitation, each of the persons defined as “Nosei Misra” in the Companies Law.

(b)      Exemption from Duty of Care

Subject to the provisions of the Companies Law, the Company may resolve to exempt in advance an Office Holder from all or some of the Office Holder’s responsibility for damage resulting from the Office Holder’s breach of the Office Holder’s duty of care towards the Company.

(c)       Indemnification

Subject to the provisions of the Companies Law and the Israeli Securities Law 5728-1968 (the “Securities Law”), the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on or expended by the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

 (i)          a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by a court;

(ii)          reasonable litigation expenses, including attorney’s fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent (the phrases ‘‘proceeding concluded without the filing of an indictment’’ and ‘‘financial liability in lieu of criminal proceedings’’ shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law);

(iii)         reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal prosecution in which the Office Holder was convicted of an offense that does not require proof of criminal intent;

(iv)         expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in relation to (1) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (2) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (3) infringements pursuant to the provisions of Chapter I’1 under the Securities Law; and

(v)          payments to an injured party of infringement under Section 52(54)(a)(1)(a) of the Securities Law.

(c)          The Company may undertake to indemnify an Office Holder as aforesaid, (1) as a commitment in advance to indemnify an Office Holder, provided that in respect of Article 0, such commitment shall be limited to such events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations at the time the undertaking to indemnify is provided, and to the amounts or criteria that the Board of Directors deems reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, but in no event more than 25% of the Company’s equity, according to its most recent financial statements as of the date of the actual payment of indemnification and (2) post factum. Subject to the provisions of the Companies Law and the Securities Law, the Company may also undertake to indemnify an Office Holder retroactively for expenses, fees and payments as specified above.

     (d)  Insurance

           Subject to the provisions of the Companies Law and the Securities Law, the Company may enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, in respect of each of the following:

(i)            a breach of his duty of care towards the Company or towards another person;

(ii)           a breach of his fiduciary duty towards the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that such act would not prejudice the benefit of the Company;

(iii)          a financial obligation imposed on him for the benefit of another person.

(e)           Subject to the provisions of the Companies Law and the Securities Law, the Company may also enter into a contract to insure an Office Holder for (A) expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against such Office Holder in relation to (1) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law, (2) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (3) infringements pursuant to the provisions of Chapter I’1 under the Securities Law and (B) payments made to injured parties of such infringement under Section 52(54)(a)(1)(a) of the Securities Law.

(f)            Any amendment to the Companies Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 63 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law.

(g)           The provisions of Articles 63(a), 63(b), 63(c), 63(d), 63(e), and 63(f) above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company.

Appendix B

FORMULA SYSTEMS (1985) LTD.

LETTER OF INDEMNIFICATION

___________ __, 2011

Dear ________________,

This letter agreement (the “Letter”) is provided to you in recognition that it is in the best interests of Formula Systems (1985) Ltd. (the “Company”) to provide hereunder for your indemnification to the fullest extent permitted by law.

1.
The Company hereby undertakes to indemnify you to the maximum extent permitted by the Companies Law—1999 (the ‘‘Companies Law’’), and by the Securities Law-1968 (the ‘‘Securities Law’’) in respect of the following:

1.1.
any monetary liability imposed on or incurred by you pursuant to a judgment in favor of another person, including in a compromise or an arbitrator’s award approved by court, in respect of any act or omission (‘‘action’’) taken or made by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary;

1.2.
all reasonable litigation Expenses expended by you or charged to you by a court of law, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal prosecution in which you are acquitted, or in any criminal prosecution of an offense which does not require proof of mens rea (criminal intent) in which you are convicted, all in respect of actions taken by you in your capacity as a director or officer of the Company or in your capacity as a director or office holder of any other Subsidiary;

1.3.
all reasonable litigation Expenses expended by you due to an investigation or a proceeding instituted against you by an authority qualified to conduct such investigation or proceeding, where such investigation or proceeding is concluded without the filing of an indictment against you (as defined in Section 260(a)(1a) of the Companies Law) and without any financial obligation imposed on you in lieu of criminal proceedings (as defined in Section 260(a)(1a) of the Companies Law), or that is concluded without your indictment but with a financial obligation imposed on you in lieu of criminal proceedings with respect to an offense that does not require proof of mens rea (criminal intent) or in connection with a financial sanction, all in respect of actions taken by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary;

1.4.
Expenses, including reasonable litigation Expenses, incurred by you as a result of a proceeding instituted against you in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law, all in respect of actions taken by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary; and

1.5.
payments to an injured party of infringement under Section 52(54)(a)(1)(a) of the Securities Law made by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary.

For purposes of this Letter, the term “person” shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

For the purpose of this Letter, “Expenses” shall include, without limitation, attorneys’ fees and all other costs, expenses and obligations paid or incurred by you in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any matter for which indemnification hereunder may be provided, including fees and expenses of investigators, accountants and other experts. Expenses shall be considered paid or incurred by you at such time as you are required to pay or incur such cost or Expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section 3.

2.	Notwithstanding the aforesaid, the Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1.
a breach of your fiduciary duty, except, to the extent permitted by law, for a breach of your fiduciary duty to the Company or a Subsidiary while acting in good faith and having reasonable cause to assume that the action was in the best interest of the Company or Subsidiary, as applicable;

2.2.	a grossly negligent or intentional violation of your duty of care;

2.3.	an intentional action in which you intended to reap a personal gain illegally;

2.4.	a fine, civil fine or financial sanction levied against and/or imposed upon you;

2.5.	a proceeding instituted against you pursuant to the provisions of Chapter H’3, H’4 or I’1 under the Securities Law, except as permitted hereunder; and

2.6.
a counterclaim brought by the Company or in its name in connection with a claim against the Company filed by you, other than by way of defense or by way of third party notice in connection with a claim brought against you by the Company, or in specific cases in which the Company’s Board of Directors has approved the initiation or bringing of such suit by you, which approval shall not be unreasonably withheld.

3.
The Company will make available all amounts payable to your legal and other advisors in accordance with Section 1 above on the date on which such amounts are first payable by you and in any event not later than fifteen (15) days following receipt by the Company of your written request therefor (‘‘Time of Indebtedness’’), including with respect to any claim against you initiated by the Company or by any Subsidiary or in their right, and with respect to items referred to in Sections 1.2, 1.3, 1.4and 1.5 above, not later than the date on which the applicable court or other competent authority renders its decision. Advances given to cover Expenses in criminal proceedings will be repaid by you to the Company, if you are found guilty of a crime which requires proof of criminal intent. Other advances will be repaid by you to the Company if it is determined by an unappealable court judgment that you are not lawfully entitled to such indemnification. As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator or other competent authority, including for the purpose of substituting liens imposed on your assets.

4.
The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director or officer of the Company or of a Subsidiary, as applicable, provided, that the obligations are in respect of actions taken by you while you were a director and/or officer, and in such capacity.

5.
The Company’s undertaking to indemnify you for the Expenses mentioned in Section 1.2, 1.3, 1.4 and 1.5 (pursuant and subject to Section 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 2 above) and for the matters mentioned in Section 1.1 above shall apply only insofar as such Expenses and/or matters result from your actions in the following matters or in connection therewith:

5.1.
The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreement, notice, report, tender and/or other proceeding, whether in Israel or abroad;

5.2.
Occurrences in connection with investments the Company and/or Subsidiaries make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary as a director, officer and/or board observer of the corporation which is the subject of the transaction and the like;

5.3.	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company or a Subsidiary;

5.4.	Actions in connection with the merger of the Company and/or a Subsidiary with or into another entity;

5.5.	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company and/or a Subsidiary;

5.6.	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

5.7.
Actions taken in connection with labor relations and/or employment matters in the Company and/or the Subsidiaries and trade relations of the Company and/or the Subsidiaries, including with employees, independent contractors, customers, suppliers and various service providers;

5.8.
Actions in connection with the development or testing of products developed by the Company and/or the Subsidiaries, or in connection with the distribution, sale, license or use of such products, including without limitation in connection with professional liability and product liability claims;

5.9.
Actions taken in connection with the intellectual property of the Company and/or the Subsidiaries, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property, including any assertion that the Company’s products infringe on the intellectual property rights or constitute a misappropriation of any third party’s trade secrets;

5.10.
Actions taken pursuant to or in accordance with the policies and procedures of the Company and/or the Subsidiaries (including tax policies and procedures), whether such policies and procedures are published or not;

5.11.	Actions taken in connection with approval of corporate actions, in good faith, including the approval of the acts of the Company’s management, their guidance and their supervision;

5.12.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business

5.13.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction;

5.14.	Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws;

5.15.
Actions concerning the approval of transactions of the Company with officers and/or directors and/or holders of controlling interests in the Company, and any other transactions referred to in Section 270 of the Companies Law;

5.16.	Negotiations, execution, delivery and performance of agreements on behalf of the Company, whether written or oral;

5.17.
Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchase, holding or disposition of securities of the Company or any other investment activity involving or effected by such securities, including, for the removal of doubt, any offering of the Company’s securities to private investors or to the public, and listing of such securities, or the offer by the Company to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering, listing or offer or to the Company’s status as a public company or as an issuer of securities;

5.18.	Actions in connection with any claim or demand made by any lenders or other creditors or for monies borrowed by, or other indebtedness of, the Company;

5.19.
Actions  in connection with complete or partial failure, by the Company, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, any state, municipal or foreign taxes or other mandatory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not;

5.20.
Any claim or demand made by purchasers, holders, lessors or other users of products of the Company, or individuals treated with or exposed to such products, for damages or losses related to such use or treatment;

5.21.	Actions taken in connection with the financial and tax reports of the Company, including the preparation thereof;

5.22.	Claims in connection with anti-competitive laws and regulations and laws and regulation of commercial wrongdoing;

5.23.	Claims in connection with laws and regulations regarding invasion of privacy, including with respect to databases, and laws and regulations in regard of slander;

5.24.
Claims by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on their behalf; and

5.25.
Actions in connection with any claim or demand made by customers, suppliers, contractors or other third parties transacting any form of business with the Company, its subsidiaries or affiliates, in the ordinary course of their respective businesses, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise;

5.26.
Claims relating to participation and/or non-participation at the Company’s, subsidiaries' and/or affiliates' board meetings, and/or bona fide expression of opinion and/or voting and/or abstention from voting at such board meetings.

6.
The total aggregate amount of indemnification for which the Company undertakes to indemnify you hereunder, for all of the matters and circumstances described herein (cumulative), shall not exceed an amount equal to 25% of our shareholders equity in the aggregate, calculated with respect to each director and officer of the Company.

7.
To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors and officers, you shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any director or officer under such policy or policies. The Company hereby undertakes to notify you 30 days prior to the expiration or termination of such insurance policy or policies.

The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 6 above.

8.
Subject to the provisions of Sections 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

9.
The Company will be entitled to any amount actually received from a third party in connection with liabilities indemnified hereunder, to be paid by you to the Company within fifteen (15) days following the receipt of the said amount.

10.	In all indemnifiable circumstances, indemnification will be subject to the following:

10.1.
You shall promptly notify the Company in writing of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you shall deliver to the Company, or to such person as it shall advise you, without delay all documents you receive or possess in connection with these proceedings or possible or threatened proceedings. Notice to the Company shall be directed to the Chief Executive Officer of the Company at the address shown in the signature page of this Letter (or such other address as the Company shall designate to you).

10.2.
Similarly, you must notify the Company in writing (addressed as described in Section 10.1 above) on an ongoing and current basis concerning all events that you suspect may possibly give rise to the initiation of legal proceedings against you. Failure to notify the Company as aforesaid in this Section 10.2 and in Section 10.1 will not relieve the Company of its indemnification obligations pursuant hereto except to the extent that it has been actually prejudiced as a result of such failure.

10.3.
Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney that you reasonably deem to be unacceptable. The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement.  At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.  For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter and/or pursuant to law, without your consent.  However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not fully indemnifiable pursuant to this Letter and/or pursuant to law and further provided that any such settlement or arrangement does not impose on you any liability or limitation.

10.4.
You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.5.
If, in accordance with Section 10.3, the Company has taken upon itself the conduct of your defense, you shall have the right to employ counsel in any such action, suit or proceeding, but the fees and expenses of such counsel, incurred after the assumption by the Company of the defense thereof, shall be at your expense unless: (i) the employment of counsel by you has been authorized by the Company; or (ii) you and the Company shall have reasonably concluded that there may be a conflict of interest between the Company and yourself in the conduct of the defense of such action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the Company.

10.6.
The Company will have no liability or obligation pursuant to this Letter to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s prior written consent to such compromise or settlement, which consent shall not be unreasonably withheld.

11.
The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care (within the meaning of the term as defined in the Companies Law) to the Company, provided that in no event shall you be exempt with respect to any actions listed in Section 2 above.

12.
If for the validation of any of the undertakings in this Letter any act, resolution, approval or other procedure is required, the Company undertakes to make its best efforts to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

13.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter derogates from the Company’s right (but in no way obligation) to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 5 and 6 above.  The Company may, in its sole discretion, following receipt of necessary corporate approvals, and subject to applicable law, indemnify you retroactively for actions committed prior to the date of this Letter. Your rights of indemnification hereunder shall not be deemed exclusive of any other rights you may have under the Company’s Articles of Association or applicable law or otherwise.

14.
If any undertaking included in this Letter is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings, which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

Any amendment to the Companies Law, the Securities Law or other applicable law adversely affecting your right to be indemnified pursuant hereto shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify you for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law. In the event of any change after the date of this Letter in any applicable law, statute or rule which expands the right of an Israeli company to indemnify an Office Holder, it is the intent of the parties hereto that you shall enjoy by this Letter the greater benefits afforded by such change.

15.
No supplement, modification or amendment of this Letter shall be binding unless executed in writing by both of the parties hereto.  No waiver of any of the provisions of this Letter shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.  Any waiver shall be in writing.

All notices and other communications pursuant to this Letter shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown on the signature page hereto, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three business days after deposit with such reputable overnight courier service and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

Neither party hereto may assign any of its rights or obligations hereunder except with the express prior written consent of the other party. Nothing herein shall be deemed to create or imply an obligation for the benefit of a third party. Without limitation of the foregoing, nothing herein shall be deemed to create any right of any insurer that provides directors and officers’ liability insurance, to claim, on your behalf, any rights hereunder.

16.	This Letter and the agreements contained herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

This Letter is being issued to you pursuant to the resolution adopted by the Audit Committee on ___________, 2011, Board of Directors on ___________, 2011 and the Company’s shareholders on ____________, 2011.

Kindly sign in the space provided below to acknowledge your agreement to the contents hereof, and return this Letter to the Company.

Very truly yours,

FORMULA SYSTEMS (1985) LTD.

Agreed:

Name:
Title: Director
Date:
Address: